UNITED STATE OF AMERICA
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


KeySpan Corporation                                            File No. 70-9641

                         Certificate Pursuant to Rule 24
                       and Release No. 35-27271 Under the
                   Public Utility Holding Company Act of 1935


     On November 7, 2000, the Securities and Exchange Commission ("SEC") issued an order in this proceeding, Release No. 35-27271 in File No. 70-9641, as corrected by an order issued December 1, 2000 (collectively, the "Order") in which the SEC authorized KeySpan Corporation ("KeySpan") to acquire all of the issued and outstanding common stock of Eastern Enterprises (now known as KeySpan New England, LLC ("KNE LLC"))[1], an exempt holding company. The merger transaction (the "Merger") was consummated on November 8, 2000, and KeySpan registered with the SEC as a holding company pursuant to Section 5 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), on the same day. The SEC determined in the Order that the Merger was consistent with the economical and efficient development of an integrated public-utility system as required by section 10(c)(2) of the Act. However, under the terms of the Order, the SEC required KeySpan to file a post effective amendment describing and seeking approval of the coordination of the merged gas operations resulting from the Merger. KeySpan filed such post effective amendment with the SEC on March 29, 2002, in File No. 70- 09641. However, following discussions with SEC staff members wherein the SEC advised KeySpan representatives that the record was complete regarding its coordinated gas operations, KeySpan withdrew such post effective amendment in December 2002. In addition, the Order required KeySpan to adhere to the reporting requirements prescribed in Rule 24 under the Act.

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     [1] On May 29, 2002, the Commission  issued an order approving  KeySpan and
Eastern Enterprises' application in File No. 70-9995 (Holding Co. Act Rel. No. 27532) for a reorganization of Eastern from a Massachusetts business trust to a Massachusetts limited liability company ("Conversion Order"). On May 31, 2002, pursuant to the Conversion Order, Eastern and KNE LLC, a newly formed Massachusetts limited liability company subsidiary of KeySpan, executed an agreement and plan of merger, with KNE LLC as the surviving entity and successor-by-merger to Eastern Enterprises.






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     Pursuant to the Rule 24 reporting  requirement  provided in the Order,  the required certificate is set forth below (as an attachment).


                                           Respectfully submitted,



                                           By: /s/Alfred C. Bereche
                                               ---------------------------------
                                               Alfred C. Bereche
                                               Assistant General Counsel

Dated: April 1, 2003



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                               KEYSPAN CORPORATION
                               RULE 24 CERTIFICATE
                         QUARTER ENDED DECEMBER 31, 2002

KeySpan hereby certifies the matters set forth below pursuant to Rule 24 of the Act and the Order:

Coordinated Gas Operation Plan:

     The gas assets of the New York Gas  Utilities[2]  and the gas assets of the
New  England   Utilities[3]  have  been  subject  to  two  separate   management
agreements, which, under their current terms, each expired on March 31, 2003.

     From November 1, 1999 through October 31, 2002, the New England based gas distribution subsidiaries operated under a portfolio management contract with El Paso Merchant Energy ("El Paso"). El Paso provided the majority of the city gate supply requirements to the four New England gas distribution companies (Boston Gas Company, Colonial Gas Company, Essex Gas Company and EnergyNorth Natural
Gas, Inc.) at market prices and managed upstream capacity, underground storage and term supply contracts. We negotiated a new agreement with Entergy-Koch, LP ("Entergy-Koch") that replaced the expired El Paso agreement. The new agreement with Entergy-Koch commenced on November 1, 2002 and extended through March 31, 2003.

     In anticipation of the expiration of these existing agreements, requests for proposals were sent to various portfolio managers. Upon evaluation of the bids, KeySpan determined that Coral would continue to provide the best and most cost effective service to the New York Gas Utilities and has selected Coral to assist in the origination, structuring, valuation and execution of energy-related transactions on behalf of KEDNY and KEDLI. Such agreement became effective April 1, 2003 and has a term of three years. KeySpan also determined that Entergy-Koch would continue to provide the best and most cost effective service to the New England Utilities and has selected Entergy-Koch to provide a majority of the city gate supply requirements at market prices and manage upstream capacity, underground storage and term supply contracts on behalf of Boston Gas Company, Colonial Gas Company, Essex Gas Company and EnergyNorth Natural Gas, Inc. Such agreement became effective April 1, 2003, and has a term of three years.

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     [2]The New York Gas Utilities  collectively refer to The Brooklyn Union Gas
Company d/b/a KeySpan Energy Delivery New York and KeySpan Gas East Corporation d/b/a KeySpan Energy Delivery Long Island.

     [3]The New England Utilities collectively refer to the Boston Gas Company, Colonial Gas Company, Essex Gas Company and EnergyNorth Natural Gas, Inc.

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


     The gas supply portfolios (including firm supply, transportation and storage assets) of the New York Gas Utilities and the New England Utilities will be managed in a coordinated way, consistent with the limitations imposed on the New York Gas Utilities by reason of the "two county" rule of Section 103 of the Internal Revenue Code[4]. Under KeySpan's gas coordination plan, management of KeySpan's wholly owned, direct subsidiary, KeySpan Utility Services LLC ("KUS"), will supervise the services provided by Coral and Entergy-Koch. [This coordinated supervision by KUS management will enable the two systems to achieve greater reliability. This coordinated supervision will also allow for a greater pool of assets from which to draw under emergency circumstances. In addition, this common supervision allows each of the utility companies to benefit from a coordinated strategy and execution of financial hedging of gas price volatility for the New York Utilities and EnergyNorth Natural Gas, Inc.

     Finally, both the New York Gas Utilities and the New England Utilities rely on the Altra Gas Management System ("AGM System"), using the same products acquired from the same vendor. The AGM System is a software program that tracks activities such as purchases, sales and invoicing. The systems currently employed by the New York Gas Utilities and the New England Utilities will be integrated, enhancing the ability to coordinate the gas supply functions of all the utilities associated with the New York Gas Utilities and the New England Utilities.

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     [4]The "two county" rule set forth in the Internal  Revenue  Code,  and the rules and regulations issued thereunder, generally provides that holders of certain bonds may exclude from their computation of gross income, the interest they receive on such bonds if the bonds were issued to finance facilities for the local furnishing of gas in a service territory located in no more than two contiguous counties or in one city and one contiguous county. KeySpan New York has issued tax exempt local furnishing bonds in reliance on the "two county" rule. Notwithstanding the two county rule, KeySpan anticipates that it will be able to achieve the fuel management coordination benefits described herein with respect to all of the gas utilities in its holding company system.

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